Confidential Treatment Requested by

Grayscale Investments, LLC pursuant to

Securities and Exchange Commission Rule 83

ETH-1

New York Northern California Washington DC São Paulo London	Paris Madrid Hong Kong Beijing Tokyo

Hillary A. Coleman

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4733 tel hillary.coleman@davispolk.com

November 23, 2020

Re:	Grayscale Ethereum Trust (ETH)

Amendment No. 1 to Registration Statement on Form 10-12G

Filed October 2, 2020

File No. 000-56193

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Attn:	Justin Dobbie, Legal Branch Chief

David Lin, Staff Attorney

John Spitz, Staff Accountant

Michael Volley, Staff Accountant

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company (the “Sponsor”) and the sponsor of Grayscale Ethereum Trust (ETH) (the “Trust”), a Delaware Statutory Trust, this letter sets forth the Sponsor’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated November 16, 2020 (the “Comment Letter”). On October 2, 2020, the Sponsor filed the Amendment No. 1 to the registration statement on Form 10-12G (the “Registration Statement”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) with the Commission relating to the registration of the Trust’s Shares pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Because of the commercially sensitive nature of certain information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter that have been omitted and, where applicable, have been marked with asterisks to denote where omissions have been made. The Sponsor has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. We have sent under separate cover a copy of the Sponsor’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Sponsor is requesting confidential treatment.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in the Registration Statement.

Confidential Treatment Requested by

Grayscale Investments, LLC pursuant to

Securities and Exchange Commission Rule 83

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Amendment No. 1 to Registration Statement on Form 10-12G

Exhibit 99.1

Recent Sales of Unregistered Shares, page 82

1.	We note your response to comment 7 in our letter dated July 22, 2020. Please provide us the following additional information regarding your private placements and legend removal practice:

•

Please tell us whether and to what extent on a percentage basis the original purchasers of Shares in the private placements had transferred or were otherwise no longer the owner of those Shares at the time the transfer restriction legends were removed.

Response: As of November 14, 2020, approximately 0.8% of purchasers that had purchased Shares in the private placements since inception of the Trust had transferred their Shares pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, prior to the time the restrictive legends were removed in accordance with the Trust’s procedures described under “Description of the Shares—Transfer Restrictions” in Exhibit 99.1 to the Registration Statement. As of November 14, 2020, these transfers collectively represented approximately 1.0%, of the total Shares issued since inception of the Trust.

•

Please tell us how many purchasers have participated in the private placements and the average number of Shares purchased by each purchaser. Please also tell us whether the same purchasers participate in multiple private placements.

Response: As of November 14, 2020, [***] purchasers (including the Authorized Participant) have participated in the private placements of the Trust. The average number of Shares purchased by each purchaser was [***] Shares. [***] of the [***] purchasers (including the Authorized Participant) had purchased Shares in more than one private placement of the Trust.

•

We note that in assessing whether legend removal is appropriate outside counsel requires a representation that the Sponsor is aware of no circumstances in which the Shareholder would be considered an underwriter or engaged in the distribution of securities for the Trust. Please describe the analysis, processes and procedures the Sponsor undertakes to make this representation.

Response: Since Rule 144 provides a safe harbor for “[p]ersons deemed not to be engaged in a distribution and therefore not underwriters,” the Sponsor makes its representations to outside counsel based upon its analysis of whether the conditions of Rule 144 have been satisfied for each investor.

Rule 144 Conditions for Non-Affiliates

For non-affiliates, the Sponsor has established the following internal procedures to ensure that the conditions under Rule 144 applicable to non-affiliates have been satisfied:

Holding Period: To determine that the holding period condition is satisfied, the Sponsor tracks each investor’s holding period based upon each investor’s executed subscription agreement and the books and records of the Transfer Agent, which display the date upon which the Shares were issued after the full purchase price of the Shares was paid.

Confidential Treatment Requested by

Grayscale Investments, LLC pursuant to

Securities and Exchange Commission Rule 83

ETH- 3

Rule 144 Conditions for Affiliates

For affiliates, the Sponsor has established the following internal procedures to ensure that the conditions under Rule 144 applicable to affiliates have been satisfied:

Current Public Information: Prior to the Trust’s Registration Statement becoming effective and until the Trust has been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for a period of 90 days, the Trust has met the current public information requirements of Rule 44 by filing annual, quarterly and periodic reports pursuant to the Alternative Reporting Standard on the OTC Markets Group website. These reports contain the information required by paragraphs (a)(5)(i) to (xiv), inclusive, and paragraph (a)(5)(xvi) of Rule 15c2-11 under the Exchange Act, and as a result, the Trust believes that they satisfy the current public information requirements of Rule 144. Once the Trust has been subject to the reporting requirements of the Exchange Act for a period of 90 days, the Trust intends to meet the current public information requirements of Rule 144 through its filings with the Commission.

Holding Period: To determine that the holding period condition is satisfied, the Sponsor tracks each investor’s holding period based upon each investor’s executed subscription agreement and the books and records of the Transfer Agent, which display the date upon which the Shares were issued after the full purchase price of the Shares was paid.

Volume Limitation: To determine the volume limitation condition is satisfied, the Sponsor maintains policies and procedures for any sales of the Trust’s Shares by affiliates. All sales must occur during specifically designated trading windows [***] in which affiliates are able to sell up to 1% of the Shares outstanding. The Sponsor only removes legends from Shares that the affiliates indicate they will sell during the trading window and relies on the books and records of the Transfer Agent to determine how many Shares affiliates have sold in the prior trading window. The Sponsor assumes that any Shares of affiliates that had their legends removed in the prior trading window were sold. All other Shares of affiliates remain in restricted form until these trading windows open and an affiliate requests removal of the legends from a certain number of their Shares in order to sell them. Therefore, affiliates may not sell the Trust’s Shares without the Sponsor’s prior approval, regardless of whether they have been held for the requisite holding period, which enables the Sponsor to monitor the volume of Shares sold by affiliates.

Manner of Sale: To determine the manner of sale condition is satisfied, the Sponsor obtains broker representation letters from the brokerage firms used by affiliates to sell their Shares stating that the Shares being sold are unsolicited “brokers’ transactions,” directly to “market makers,” or in “riskless principal transactions.”

Notice of Sale: To determine the notice of sale condition is satisfied, the Sponsor obtains a representation letter from each affiliate seller that contains a representation that such affiliate has read Rule 144 and is familiar with it, which includes the requirement to file a Form 144 with the Commissioner to the extent such affiliate sells more than 5,000 Shares or Shares with a value in excess of $50,000. In addition, the brokerage firms that have been used by affiliates to sell their Shares to date have policies and procedures in place to ensure affiliates comply with the notice of sale condition.

Confidential Treatment Requested by

Grayscale Investments, LLC pursuant to

Securities and Exchange Commission Rule 83

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Seller Representation Letters from Affiliates: To support the procedures set forth above for affiliates, the Sponsor receives a representation letter from the affiliate sellers that contains representations regarding the applicable Rule 144 conditions.

In addition, as noted in response to comment 11 in the Staff’s letter dated June 2, 2020, to further confirm that purchasers of the Shares are not purchasing the Shares with a view to distribution of the Shares and therefore should not be considered underwriters of the Shares, as defined in Section 2(a)(11) of the Securities Act of 1933, as amended, the Sponsor receives representations from each investor, whether affiliate or non-affiliate, through the subscription agreement that such investor is purchasing Shares for its own account and for investment purposes and not for resale, distribution or fractionalization in whole or in part. Furthermore, by signing the subscription agreement, each investor acknowledges that the Shares are restricted securities that are subject to transfer restrictions that require them to hold the Shares for at least one year from the date they were acquired (in accordance with Rule 144(d)(1) under the Securities Act). In addition, the Trust Agreement governing the Shares contains a restriction on transfer, such that in order to sell Shares purchased directly from the Trust, shareholders must receive prior approval from the Sponsor. Finally, investors are informed that the Sponsor is not operating a redemption program and has no intention of operating a redemption program at this time, and that as a result of all of these factors, investors should consider an investment in the Shares to be an illiquid investment and should invest only if prepared to hold the Shares indefinitely. The Sponsor believes these affirmative representations, the acknowledgment by the investors of the requirement to hold Shares for one year, and the lack of a redemption mechanism are important factors in demonstrating that investors have purchased the Shares for investment and not with a view to distribution.

•

Although legends are removed without individual requests from holders and without any indication that the holders intend to transfer their Shares, we note the representation that the Sponsor consents to the transfer of Shares. Please describe any procedures the Sponsor has in place to ensure that a holder is not an affiliate at the time of transfer.

Response: Under Rule 144, “[A]n affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.” The Sponsor has determined that the following entities and individuals are affiliates of the Trust: (1) the Sponsor, (2) Digital Currency Group, Inc., the sole member and parent company of the Sponsor, (3) the Authorized Participant, a wholly owned subsidiary of Digital Currency Group, Inc., (4) any other companies controlled by Digital Currency Group, Inc. and (5) any officers, directors and significant shareholders of the foregoing. The Sponsor has determined that these parties are affiliates of the Trust, because they have direct, or indirect through one or more intermediaries, control over or are under common control with the Sponsor, and therefore, the Trust. Accordingly, such affiliates may only sell their Shares pursuant to the policies and procedures described in the response to the bullet above.

The Sponsor does not believe that any other shareholders, even if they hold a significant percentage of the Shares, are affiliates of the Trust. The Sponsor has sole management and control of the Trust, and under the Trust Agreement, shareholders have limited voting rights and take no part in the management or control of the Trust. Accordingly, the Sponsor does not believe that the limited voting rights of shareholders of the Trust (unless designated as affiliates of the Sponsor as discussed below), regardless of the level of Share ownership, would confer the type of direct or indirect control needed to result in affiliate status.

Based upon this analysis, the Sponsor has concluded that non-affiliates that hold de-legended Shares cannot and will not become affiliates at a later date, unless they become an officer, director or significant shareholder of the Sponsor, Digital Currency Group, Inc., the Authorized Participant or another company controlled by Digital Currency Group, Inc. (in which case the parties would become subject to the policies and procedures for designated affiliates).

* * *

Confidential Treatment Requested by

Grayscale Investments, LLC pursuant to

Securities and Exchange Commission Rule 83

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Please do not hesitate to contact me at 212-450-4733 or hillary.coleman@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Hillary A. Coleman

Hillary A. Coleman

cc:	Joseph A. Hall, Davis Polk & Wardwell, LLP

Barry E. Silbert Chief Executive Officer, Grayscale Investments, LLC